NEWS RELEASE

Pan American Silver Appoints Pablo Marcet to its Board of Directors
Vancouver, B.C. - August 6, 2025 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") Pan American is pleased to announce the appointment of Mr. Pablo Marcet to its Board of Directors effective immediately.
Mr. Marcet is a distinguished mining professional with over 35 years of international experience in the exploration, development, and operation of mineral assets across the Americas and in Africa. He has held senior leadership roles spanning geology, environmental stewardship, mine operations, stakeholder engagement, government relations, mergers and acquisitions, and enterprise risk management.
"I am delighted to welcome Mr. Marcet to Pan American's Board,” said Gillian Winckler, Chair of the Pan American Board. "His extensive leadership and operational experience, much of it gained in Latin America, will be a valuable addition to our Board. Pablo’s appointment aligns with our ongoing Board renewal strategy and reflects our commitment to strong governance and operational excellence as we pursue disciplined growth."
Mr. Marcet currently serves as Executive Director of Piche Resources, an Australian exploration and development company, and as founder and President of Geo Logic, a mining consultancy firm. He previously held senior leadership roles at Orosur Mining, Waymar Resources, Northern Orion Resources, and at BHP for 15 years, all of which were focused in Latin America. He has previously served as a director on the Boards of several other publicly listed companies, including Barrick Mining Corporation and Arcadium Lithium PLC.
Mr. Marcet holds an MBA from the University of Phoenix, a Master's degree in Economic Geology from Harvard University and a Bachelor of Science degree in Geology from the University of the Pacific in California.
“As an Argentine national having spent much of my career in Latin America, I am especially proud to join Pan American, whose deep regional roots, operational footprint and commitment to responsible mining are well aligned with my professional background and values," said Mr. Marcet. "I look forward to working with the Board to further the company’s strong performance and long-term value creation."
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

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